UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  December 17, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: December 17, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: December 17, 2014
14-29-TR

Teck Announces First Shipment of Concentrate from
Restarted Pend Oreille Operations

Vancouver, B.C. - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE:TCK) (“Teck”) announced today the first shipment of zinc and lead in concentrate from its restarted Pend Oreille Operations in northeastern Washington State to its nearby Trail Operations in British Columbia for processing.

“The restart of our Pend Oreille zinc mine was completed on time and under budget and allows us to grow our zinc production at a time when global supply is constrained,” said Don Lindsay, President and CEO. “We are pleased to be operating again in Washington State and helping to support jobs and economic activity in the community, region and state.”

Pend Oreille, operated by Teck Washington Incorporated, has an expected annual production rate of 44,000 tonnes of zinc in concentrate per year. The re-opening of the mine will bring an estimated $20 million of local investment during the start-up phase and supports approximately 230 jobs in Pend Oreille County.

Pend Oreille was previously operated by Teck between 2004 and 2009, when it was placed on care and maintenance due to unfavourable market conditions. Regulatory and environmental permits are in place and the mine facilities have been maintained since 2009 to support the restart.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com